Exhibit 99.1

Organigram Successfully Completes Amendment to Credit Facilities with Bank of Montreal

Maintains available undrawn capacity of up to $30 million on term loan and $25 million revolving credit facility

MONCTON, New Brunswick--(BUSINESS WIRE)--May 29, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (collectively, the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that the Company has amended its credit agreement dated May 31, 2019, with Bank of Montreal (“BMO”) as lead arranger and agent as well as a syndicate including three other lenders (the “Credit Agreement Amendment”). The Credit Agreement Amendment modifies certain terms of the $115 million term loan (the “Term Loan”) and $25 million revolving credit facility (the “Revolver”, and together with the Term Loan, the “Facilities”).

The Credit Agreement Amendment: (i) extends the final draw deadline of the Term Loan to July 31, 2020; (ii) postpones the commencement of principal repayments on the Term Loan to November 30, 2020; (iii) adjusts certain financial ratios to be maintained by the Company both before and after November 30, 2021 (the “Conversion Date”); (iv) modifies the applicable margin pricing and standby fee terms to reflect current market conditions; and (v) removes the uncommitted option to increase the Facilities by an incremental $35 million.

As at the date hereof, Organigram has drawn $85 million of the Term Loan and pursuant to the agreed upon terms and conditions of the Facilities can continue to draw down up to $30 million through to July 31, 2020. Principal repayments on the Term Loan will commence on November 30, 2020 at a rate of 2.5% per quarter. The Revolver for general corporate and working capital purposes is available based on a percentage of trade receivables and is undrawn as at the date of this press release. The Company may, at its discretion, repay the balance of the Facilities without penalty, at any time. Subject to certain exceptions, funds raised by the Company after December 31, 2020 are required to be used to repay the Facilities.

The pricing of the Facilities continues to be a set margin, which before the Conversion Date will be fixed at 2.5% or 3.75%, over BMO’s Prime Based Loans or a Bankers’ Acceptance or equivalent rate based on the applicable term, respectively. After the Conversion Date, the margin may increase or decrease based on a pricing grid linked to the Company’s senior funded debt to EBITDA ratio as calculated at each quarter-end. Based on the current Bankers’ Acceptance benchmark rates and the margin in the pricing grid, the interest payable is expected to be in the range of 4.4% to 4.8% per annum.

In addition to the existing customary financial and restrictive covenants, the Company has agreed as part of the Amendment, to maintain an unrestricted cash balance of not less than $30 million at all times, $8 million of which has been deposited as cash collateral with BMO as security for the Facilities. The Facilities continue to be secured by the assets of Organigram, which primarily consist of the Company’s Moncton campus production facility.

The disclosure in this news release relating to the Credit Agreement and the Amendment is qualified in its entirety by the full text of such documents, copies of which are or will be filed on www.sedar.com and www.sec.gov.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Trailer Park Buds, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking information”). Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, which includes, without limitation, statements regarding the Company’s ability to draw additional funds from the Term Loan and the expected interest rate payable.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that could change the availability of the Facilities from time to time and the applicable terms thereof including market and credit conditions, general risks related to COVID-19 and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com), or the Company’s annual report on Form 40-F and its reports on Form 6-K filed or furnished to the Securities and Exchange Commission (the “SEC”) on EDGAR (see www.sec.gov), and such other continuous disclosure materials as may be filed from time to time by the Company with Canadian securities regulatory authorities and the SEC. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653